SCHEDULE A

Brandes Investment Trust
Amended and Restated Expense Limitation and Reimbursement Agreement

The annualized Operating Expenses of each class of each series of Brandes Investment Trust will be limited to the annual rate of average daily net assets shown below:

		Expense Caps
Fund	Class A	Class C	Class I	Class R6
Brandes Core Plus Fixed Income Fund	0.70%	N/A	0.50%	0.35%
Brandes Global Equity Fund	1.25%	2.00%	1.00%	0.82%
Brandes International Equity Fund	1.20%	1.95%	1.00%	0.82%
Brandes Emerging Markets Value Fund	1.37%	2.12%	1.12%	0.97%
SMART Fund	N/A	N/A	N/A	N/A
Brandes International Small Cap Equity Fund	1.40%	2.15%	1.15%	1.00%
Brandes Credit Focus Yield Fund	0.85%	N/A	0.60%	0.52%
Brandes Global Opportunities Value Fund	1.40%	2.15%	1.15%	0.97%
Brandes Global Equity Income Fund	1.25%	2.00%	1.00%	0.82%
Brandes Small Cap Value Fund	1.15%	N/A	0.90%	0.72%

Expense Caps
Fund
Brandes Value NextShares* 0.40%

Note:
Amended February 1, 2015 to change the name of the Emerging Markets Fund
Amended December 31, 2014 to add the Global Opportunities Value Fund and the Global Equity Income Fund.
Amended May 9, 2013 to revise the expense caps for the International Equity Fund.
Amended November 16, 2012 to add Class C to Equity Funds and to change Class S to Class A.

SCHEDULE A (cont. -)

Amended May 10, 2012 to reduce expense limitations for the International Fund.
Amended November 17, 2011 to add the International Small Cap Fund and Credit Focus Yield Fund.
Amended January 31, 2011 to add the Emerging Markets Fund.
Amended November 12, 2015 to add Class R6 shares to Equity and Fixed Income Funds.
Amended November 12, 2015 to reduce expense cap for Credit Focus Yield Fund effective February 1, 2016.
Corrected Schedule Ratified on February 9, 2017.
Amended May 11, 2017 to change to a rol`ling 36-month recoupment period and 2-year term.
Amended August 10, 2017 to add the Small Cap Value Fund.
Amended ___________________ to add Brandes Value NextShares.*